SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549
SCHEDULE 13D
(RULE 13D - 101)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)
(Amendment No. 4)*
Arconic Inc.
(Name of Issuer)
Common Stock, $1.00 par value
(Title of Class of Securities)
03965L100
(CUSIP Number)
Christopher P. Davis, Esq.
Kleinberg, Kaplan, Wolff & Cohen, P.C.
551 Fifth Avenue, New York, New York 10176
(212) 986-6000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
November 14, 2016
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].
Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Elliott Associates, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

12,703,020

8.	SHARED VOTING POWER

0

9.	SOLE DISPOSITIVE POWER

12,703,020

10.	SHARED DISPOSITIVE POWER

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

12,703,020

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.9%

14.	TYPE OF REPORTING PERSON

PN

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Elliott International, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands, British West Indies

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

26,993,922

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

26,993,922

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

26,993,922

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.2%

14.	TYPE OF REPORTING PERSON

PN

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Elliott International Capital Advisors Inc.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

26,993,922

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

26,993,922

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

26,993,922

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.2%

14.	TYPE OF REPORTING PERSON

CO

The following constitutes Amendment No. 4 to the Schedule 13D filed by the undersigned ("Amendment No. 4").  This Amendment No. 4 amends the Schedule 13D as specifically set forth herein.
Item 3.	Source and Amount of Funds or Other Consideration.
Item 3 is hereby amended and restated to read as follows:
Elliott Working Capital
The aggregate purchase price of the shares of Common Stock directly owned by Elliott is approximately $222,402,227. The aggregate purchase price of the call options owned by Elliott is approximately $1,611,840.

Elliott International Working Capital
The aggregate purchase price of the shares of Common Stock directly owned by Elliott International is approximately $472,571,211. The aggregate purchase price of the call options owned by Elliott International is approximately $3,425,160.

Item 4.	Purpose of Transaction.
The final paragraph of Item 4 is hereby amended and restated to read as follows:
This Schedule 13D is being amended as a result of an increase in the Reporting Persons' combined economic exposure from approximately 9.0% to approximately 10.0%. The Reporting Persons believe that following the recently completed separation, the Issuer's shares are dramatically undervalued and represent an attractive investment opportunity. The Reporting Persons intend to engage in private discussions with the Issuer regarding opportunities to improve operating performance and enhance shareholder value consistent with the terms of the agreement between the Reporting Persons and the Issuer dated February 1, 2016.
ITEM 5.	Interest in Securities of the Issuer.
Item 5(a) is hereby amended and restated to read as follows:
(a) As of the close of business on November 14, 2016, Elliott, Elliott International and EICA collectively have combined economic exposure in the Issuer of approximately 10.0% of the shares of Common Stock outstanding.
The aggregate percentage of Common Stock reported owned by each person named herein is based upon 438,478,283 shares of Common Stock outstanding as of November 7, 2016, which is the total number of shares of Common Stock outstanding as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 9, 2016.
As of the close of business on November 14, 2016, Elliott beneficially owned 12,703,020 shares of Common Stock, including 1,488,960 shares of Common Stock underlying currently exercisable options, constituting approximately 2.9% of the shares of Common Stock outstanding.
As of the close of business on November 14, 2016, Elliott International beneficially owned 26,993,922 shares of Common Stock, including 3,164,040 shares of Common Stock underlying currently exercisable options, constituting approximately 6.2% of the shares of Common Stock outstanding. EICA, as the investment manager of Elliott International, may be deemed to beneficially own the 26,993,922 shares of Common Stock beneficially owned by Elliott International, constituting approximately 6.2% of the shares of Common Stock outstanding.
Collectively, Elliott, Elliott International and EICA beneficially own 39,696,942 shares of Common Stock, including 4,653,000 shares of Common Stock underlying currently exercisable options, constituting approximately 9.1% of the shares of Common Stock outstanding.
Collectively, Elliott, Elliott International and EICA have economic exposure comparable to approximately 0.9% of the shares of Common Stock outstanding pursuant to the Derivative Agreements, as disclosed in Item 6.
Item 5(c) is hereby amended to add the following:
(c) The transactions effected by the Reporting Persons during the past 60 days are set forth on Schedule 1 attached hereto.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
Item 6 is hereby amended and restated to read as follows:
Elliott, through The Liverpool Limited Partnership, a Bermuda limited partnership and a wholly-owned subsidiary of Elliott ("Liverpool"), and Elliott International have entered into notional principal amount derivative agreements (the "Derivative Agreements") in the form of cash settled swaps with respect to 1,312,000 and 2,788,000 shares of Common Stock of the Issuer, respectively (representing economic exposure comparable to less than 1% and less than 1% of the shares of Common Stock of the Issuer, respectively). Collectively, the Derivative Agreements held by the Reporting Persons represent economic exposure comparable to an interest in approximately 0.9% of the shares of Common Stock.   The Derivative Agreements provide Elliott and Elliott International with economic results that are comparable to the economic results of ownership but do not provide them with the power to vote or direct the voting or dispose of or direct the disposition of the shares that are referenced in the Derivative Agreements (such shares, the "Subject Shares").  The Reporting Persons disclaim beneficial ownership in the Subject Shares.
Elliott has purchased from counterparties call options that carry the right to call from such counterparties, among other things, up to 1,488,960 shares of Common Stock at a price of $11 per share, if such right is exercised prior to or on April 21. 2017.
Elliott International has purchased from counterparties call options that carry the right to call from such counterparties, among other things, up to 3,164,040 shares of Common Stock at a price of $11 per share, if such right is exercised prior to or on April 21, 2017.
On November 23, 2015, Elliott, Elliott International and EICA entered into a Joint Filing Agreement (the "Joint Filing Agreement") in which the parties agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. The Joint Filing Agreement is attached as an exhibit to the initial Schedule 13D and is incorporated herein by reference.
Except as described above in this Item 6, none of the Reporting Persons has any contracts, arrangements, understandings or relationships with respect to the securities of the Issuer.

SIGNATURES
After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.
Dated:	November 15, 2016
ELLIOTT ASSOCIATES, L.P.
By: Elliott Capital Advisors, L.P., as General Partner
By: Braxton Associates, Inc., as General Partner

By:	/s/ Elliot Greenberg
Elliot Greenberg,
Vice President

ELLIOTT INTERNATIONAL, L.P.
By: Elliott International Capital Advisors Inc.,
as Attorney-in-Fact

By:	/s/ Elliot Greenberg
Elliot Greenberg,
Vice President

ELLIOTT INTERNATIONAL CAPITAL ADVISORS INC.

By:	/s/ Elliot Greenberg
Elliot Greenberg,
Vice President

SCHEDULE 1
Transactions of the Reporting Persons Effected During the Past 60 Days
The following transactions were effected by Elliott Associates, L.P. in the Common Stock during the past 60 days:
Date	Security	Amount of Shs. Bought	Approx. price ($) per Share
14-Nov-2016	Common Stock	272,000	19.0191
11-Nov-2016	Common Stock	167,360	18.4222
11-Nov-2016	Common Stock	6,701	18.7557
10-Nov-2016	Common Stock	320,000	18.0469
09-Nov-2016	Common Stock	43,689	17.2500
09-Nov-2016	Common Stock	320,000	17.3402
08-Nov-2016	Common Stock	276,311	17.3788
04-Nov-2016	Common Stock	24,000	17.7123
04-Nov-2016	Common Stock	32,000	17.7355
04-Nov-2016	Common Stock	232,000	17.7207
03-Nov-2016	Common Stock	176,000	17.6045
02-Nov-2016	Common Stock	320,000	18.1301
21-Oct-2016	Common Stock	112,000	26.8337
21-Oct-2016	Common Stock	112,000	26.8816
20-Oct-2016	Common Stock	2,667	27.0735
20-Oct-2016	Common Stock	64,000	26.7679
19-Oct-2016	Common Stock	40,000	26.5196
19-Oct-2016	Common Stock	96,000	26.4600
18-Oct-2016	Common Stock	834	25.8000
18-Oct-2016	Common Stock	35,185	26.5106
18-Oct-2016	Common Stock	107,981	26.1388
18-Oct-2016	Common Stock	176,000	26.1027

All of the above transactions were effected on the open market.
Transactions Effected by Elliott Associates, L.P. in Call Options at $11 Expiring on October 21, 2016:
Date	Amount of Securities Bought / (Sold)	Price ($) per share or unit (excluding commissions)	Where and how the transaction was effected
16-Sep-2016	(13,120)	0.0700	Open Market
13-Sep-2016	(33,410)	0.0900	Open Market

Transactions Effected by Elliott Associates, L.P. in Call Options at $11 Expiring on January 20, 2017:
Date	Amount of Securities Bought / (Sold)	Price ($) per share or unit (excluding commissions)	Where and how the transaction was effected
18-Oct-2016	(32,000)	0.1000	Open Market
13-Sep-2016	32,000	0.3700	Open Market

Transactions Effected by Elliott Associates, L.P. in Call Options at $11 Expiring on April 21, 2017:
Date	Amount of Securities Bought	Price ($) per share or unit (excluding commissions)	Where and how the transaction was effected
18-Oct-2016	32,000	0.2600	Open Market
16-Sep-2016	13,120	0.5600	Open Market

The following transactions were effected by Elliott International, L.P. in the Common Stock during the past 60 days:
Date	Security	Amount of Shs. Bought/(Sold)	Approx. price ($) per Share
14-Nov-2016	Common Stock	578,000	19.0191
11-Nov-2016	Common Stock	355,640	18.4222
11-Nov-2016	Common Stock	14,241	18.7557
10-Nov-2016	Common Stock	680,000	18.0469
09-Nov-2016	Common Stock	680,000	17.3402
09-Nov-2016	Common Stock	92,838	17.2500
08-Nov-2016	Common Stock	587,162	17.3788
04-Nov-2016	Common Stock	51,000	17.7123
04-Nov-2016	Common Stock	68,000	17.7355
04-Nov-2016	Common Stock	493,000	17.7207
03-Nov-2016	Common Stock	374,000	17.6045
02-Nov-2016	Common Stock	680,000	18.1301
21-Oct-2016	Common Stock	238,000	26.8816
21-Oct-2016	Common Stock	238,000	26.8337
20-Oct-2016	Common Stock	5,668	27.0735
20-Oct-2016	Common Stock	136,000	26.7679
19-Oct-2016	Common Stock	204,000	26.4600
19-Oct-2016	Common Stock	85,000	26.5196
18-Oct-2016	Common Stock	74,767	26.5106
18-Oct-2016	Common Stock	374,000	26.1027
18-Oct-2016	Common Stock	1,772	25.8000
18-Oct-2016	Common Stock	229,461	26.1388

Transactions Effected by Elliott International, L.P. in Call Options at $11 Expiring on October 21, 2016:
Date	Amount of Securities Bought / (Sold)	Price ($) per share or unit (excluding commissions)	Where and how the transaction was effected
16-Sep-2016	(27,880)	0.0700	Open Market
13-Sep-2016	(66,590)	0.0900	Open Market

Transactions Effected by Elliott International, L.P. in Call Options at $11 Expiring on January 20, 2017:
Date	Amount of Securities Bought / (Sold)	Price ($) per share or unit (excluding commissions)	Where and how the transaction was effected
18-Oct-2016	(68,000)	0.1000	Open Market
13-Sep-2016	68,000	0.3700	Open Market

Transactions Effected by Elliott International, L.P. in Call Options at $11 Expiring on April 21, 2017:
Date	Amount of Securities Bought	Price ($) per share or unit (excluding commissions)	Where and how the transaction was effected
18-Oct-2016	68,000	0.2600	Open Market
16-Sep-2016	27,880	0.5600	Open Market